Bugsy Brewing, Inc.

Financial Statements

December 31, 2017 and 2016



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

BUGSY BREWING, INC.

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statements:	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity (Deficit)	4
Statements of Cash Flows	5
Notes to Financial Statements	6

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
Bugsy Brewing, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Bugsy Brewing, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholder's equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

August 20, 2018
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BUGSY BREWING, INC.

Balance Sheets
December 31, 2017 and 2016

Assets		2017		2016
Current assets:				
Cash	$	42,272	$	11,309
Accounts receivable		-		8,618
Inventory		37,806		51,369
Prepaid expenses		20,757		30,898
Other receivables		202		58
Total current assets		101,037		102,252
Security deposits		31,648		2,025
Property and equipment, net		2,050		-
Intangible assets		4,682		4,657
	$	139,417	$	108,934

Liabilities and Stockholder's Equity (Deficit)				
Current liabilities:				
Accounts payable and accrued expenses	$	72,424	$	9,484
Other current liabilities		32,558		-
Total current liabilities		104,982		9,484
Stockholder's equity (deficit):				
Common stock at $0.001 par value, 20,000,000 shares authorized, 12,000,000 shares issued and outstanding in 2017 and 2016		12,000		12,000
Additional paid-in capital		307,654		249,000
Accumulated deficit		(285,219)		(161,550)
Total stockholder's equity		34,435		99,450
	$	139,417	$	108,934

See report of independent accountants and accompanying notes to financial statements.

BUGSY BREWING, INC.

Statements of Operations
Years Ended December 31, 2017 and 2016

	2017	2016
Sales, net	$ 334,367	$ 109,353
Cost of sales	241,756	90,280
Gross profit	92,611	19,073
Operating expenses:		
Selling, general, and administrative expenses	149,694	70,630
Personnel expenses	60,874	46,832
Depreciation	121	59
Total operating expenses	210,689	117,521
Operating loss	(118,078)	(98,448)
Other expenses:		
Interest expense	5,591	-
Net loss	$ (123,669)	$ (98,448)

See report of independent accountants and accompanying notes to financial statements.

BUGSY BREWING, INC.

Statements of Changes in Stockholder's Equity (Deficit)
Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2016	$ 12,000	$ 104,509	$ (63,102)	$ 53,407
Capital contributions from stockholder	-	144,491	-	144,491
Net loss	-	-	(98,448)	(98,448)
Balance, December 31, 2016	12,000	249,000	(161,550)	99,450
Capital contributions from stockholder	-	58,654	-	58,654
Net loss	-	-	(123,669)	(123,669)
Balance, December 31, 2017	$ 12,000	$ 307,654	$ (285,219)	$ 34,435

See report of independent accountants and accompanying notes to financial statements.

BUGSY BREWING, INC.

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (123,669)	$ (98,448)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation	121	59
Change in operating assets and liabilities:		
Accounts receivable	8,474	(8,676)
Inventory	13,563	(40,026)
Prepaid expenses	22,741	-
Accounts payable and accrued expenses	62,940	1,206
Net cash used in operating activities	(15,830)	(145,885)
Cash flows from investing activities:		
Payments for security deposits	(29,623)	(369)
Acquisition of intangible assets	(25)	(774)
Purchase of property and equipment	(2,171)	-
Net cash used in investing activities	(31,819)	(1,143)
Cash flows from financing activities:		
Proceeds from financing agreement, net	19,958	-
Proceeds from advances from stockholder	58,654	144,491
Net cash provided by financing activities	78,612	144,491
Net change in cash	30,963	(2,537)
Cash, beginning of year	11,309	13,846
Cash, end of year	$ 42,272	$ 11,309
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 2,567	$ -
Noncash transactions:		
Prepaid financing costs	$ 12,600	$ -

See report of independent accountants and accompanying notes to financial statements.

BUGSY BREWING, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Bugsy Brewing, Inc. (the "Company"), was founded on August 15, 2014, in the state of Nevada. The Company operates as a client brewer specializing in flavored malt beverages.

Management's Plans: The Company's strategic plan for 2018 is focused on increasing profitability and organic growth. These objectives will be achieved by releasing a new cutting edge product line as well as an improved version of its original product line in order to expand distribution, increase Company's brand's appeal to consumers and gain additional market share in the flavored malt beverage segment of the beer category. The Company believes that the combination of its strategic plan, capital contributions from its shareholder, and the access to additional financing through the sale of equity, will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risks: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Receivables consist of trade accounts receivables, resulting from state regulated beer franchise agreements with established beer distributors, usually of Budweiser and MillerCoors brands, in the ordinary operations of the business. Credit is extended to customers after an evaluation of credit worthiness.

During 2017, one customer accounted for 31% of sales. At December 31, 2016, one customer accounted for 100% of accounts receivable and three customers accounted for 49% of sales.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2016, management did not deem an allowance for uncollectable accounts to be necessary. There were no outstanding receivables at December 31, 2017.

1.   **Summary of Significant Accounting Policies, Continued:**

Inventory: Inventory consists of flavored malt beverages and the proprietary flavors that go into producing them. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2017 and 2016.

Property and Equipment: Property and equipment consists of computer equipment which is stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight line method over the estimated useful lives of the related assets, which is three years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. Depreciation expense was $121 for 2017 and $59 for 2016.

Intangible Assets: The costs of the Company's trademark is capitalized as an indefinite lived intangible asset and tested for impairment on an annual basis as required by GAAP.

In determining whether or not an impairment may exist, the Company follows FASB guidance that allows management to consider certain qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the trademark is less than the carrying amount. Such circumstances could include, but are not limited to: (1) deterioration in general economic or industry and market conditions, (2) increasing cost factors, (3) declining financial performance or negative cash flows, or (4) other relevant entity-specific events.

If the Company were unable to determine that it is more likely than not that the fair value of the trademark is greater than the carrying amount, then the Company would perform the first step of the quantitative impairment test required by accounting principles generally accepted in the United States. No impairment was recorded during 2016 or 2017.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the Company's distributors, which is generally upon receipt of items sold. Revenue is recorded net of discounts and returns.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

BUGSY BREWING, INC.

Notes to Financial Statements, Continued

1.   Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $39,627 for 2017 and $17,523 for 2016.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

2.   Inventory:

Inventory consisted of the following at December 31:

	2017	2016
Finished goods	$ 37,678	$ 51,369
Raw materials	128	-
	$ 37,806	$ 51,369

3.   **Financing Agreement:**

During 2017, the Company entered into an agreement with a financing company for the sale of future receipts. The Company sold future receipts with a value of $42,600, for a total purchase price of $30,000 with the corresponding $12,600 discount being recorded as a prepaid financing cost included in prepaid expenses in the accompanying balance sheets. Interest recognized related to this financing agreement was $3,024 during 2017. The agreement calls for a maximum daily collection amount by the purchaser of $304 and a maximum monthly percentage of future receipts available for collection by the purchaser of 15%. The future receipts were sold without recourse.

4.   **Stockholder's Equity:**

Pursuant to its articles of incorporation, the Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.001 per share.   The holder of each share of common stock is entitled to one vote. As of December 31, 2016 and 2017 there were 12,000,000 shares of common stock issued and outstanding.

During 2016, $144,433 in advances from the sole stockholder was converted to additional paid-in capital.   During 2017, $58,510 in advances from the sole stockholder was converted to additional paid-in capital.

5.   **Contract Brewing:**

The Company entered into a contract brewing agreement in May 2015 for the brewing and packaging of its flavored malt beverages, with a licensed contract brewer. The agreement automatically renews in January of each year for successive one year terms unless written notice is provided by either party to the contract regarding termination. The contract calls for deposits of $10,000 per label to be brewed by the contract brewer as well as other administrative fees. The Company pays the contract brewer based on quantity ordered at a pre-determined price as defined in the agreement.

6.   **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $295,000 at December 31, 2017, available to offset future taxable income in the U.S. which begin to expire in 2035.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

7.   **Subsequent Events:**

Management has evaluated subsequent events through August 20, 2018, the date the financial statements were available for issuance, and has determined that other than disclosed below, no additional disclosures are necessary.

In March 2018, the Company executed another financing agreement similar to Note 3, for future receipts totaling $53,738. As of the date of this report, the outstanding balance related to this financing agreement was $36,739.

In April 2018, the Company borrowed $12,000 from a private lender. As of the date of this report, the outstanding balance related to this loan was $4,861.